111 W 19th Street, 8th Floor New York, NY 10011

January 10, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention:	Jenifer Gallagher, Staff Accountant
Karl Hiller, Branch Chief

Re:	New Fortress Energy Inc.
Form 10-K for Fiscal Year ended December 31, 2021
Filed March 1, 2022
File No. 001-38790

Dear Ms. Gallagher and Mr. Hiller:

This letter is being submitted in response to the comment letter dated December 22, 2022 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) addressed to Christopher Guinta, Chief Financial Officer of New Fortress Energy Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated in bold below, followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2022
Business and Properties
Our Shipping Assets, page 7

1.
We note your disclosures on pages 3 and 7 indicating that you have a fleet of 20 vessels used in your marine operations, including seven regasification units (FSRUs), which range in size from 125,000 to 170,000 cubic meters, and eleven liquefied natural gas carriers (LNGCs), which range in size from 6,500 to 174,000 cubic meters.

We understand that some vessels are owned while others are held under charter agreements; some are used in your operations, while others are under charters for use by third parties; and that some are assigned to your Terminals and Infrastructure operating segment, while others are assigned to your Ships operating segment.

Given your disclosures stating that FSRUs are "critical to service the demands of our large-scale downstream customers" and LNGCs "transport cargoes from ports, FSRUs and FSUs to other downstream facilities," it appears that further details of the individual shipping assets would more adequately inform as to the suitability, adequacy, productive capacity, and extent of utilization, consistent with Item 102 of Regulation S-K.

For example, using a tabulation or incremental narratives, such details may include the vessel name, type of vessel, capacity, form of ownership or manner possession, location of deployment, operating segment, type of charter arrangement, and expiration date.

Response: In response to the Staff’s comment, the Company will expand its disclosures of Business and Properties in our Form 10-K beginning with our annual report on Form 10-K for the fiscal year ended December 31, 2022. Please see below for an illustrative disclosure to be included by the Company in future annual filings. The illustrative disclosure reflects proposed revisions to the Business and Properties section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

PROPOSED DISCLOSURE:

Our Shipping Assets

Our shipping assets include three types of ships: Floating Storage and Regasification Units ("FSRUs"), Floating Storage Units ("FSUs") and LNG carriers ("LNGCs"), and each type of ship may be leased to customers under long-term or spot arrangements or operated by us. FSRUs provide offshore storage and regassification capabilities and are generally less costly and substantially faster to deploy compared to the construction and development of land-based LNG regassification and storage facilities. FSUs are floating storage assets, which often provide storage for LNG but are also capable of transporting LNG. LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally.

Our shipping assets are deployed to our two operating segments, Ships and Terminals and Infrastructure. Several of our vessels are currently chartered to third parties, and these vessels are included in our Ships segment. These vessels operate globally based on the needs of the third-party contractual counterparties. As third-party charters expire, we plan to charter the vessels from Energos Infrastructure (“Energos”), a joint venture we formed in 2022 and described in more detail below, through the periods described below in various capacities. We plan to utilize several FSRUs currently in our Ships segment for our own regasification needs at our Facilities. We plan to utilize LNGCs and FSUs to transport LNG to our operations or to serve as storage for Fast LNG or other projects that we may undertake. We include these vessels in our Terminals and Infrastructure segment once we begin to use the vessels for our own operational purposes. We maintain flexibility to deploy vessels in our Terminals and Infrastructure segment as needed to operate our LNG supply chain and serve our downstream customers.

On August 15, 2022, the Company and an affiliate of certain funds or investment vehicles managed by affiliates of Apollo Global Management, Inc., AP Neptune Holdings Ltd. ("Purchaser"), completed a sales and financing transaction regarding the substantial majority of our Shipping Assets. This sales and financing transaction comprised of the formation of Energos and the sale or contribution of eleven vessels, including six FSRUs, three FSUs and two LNGCs (the “Energos Formation Transaction”). As a result of the Energos Formation Transaction, we own approximately a 20% equity interest in Energos, with the remaining interest owned by the Purchaser.

In connection with the Energos Formation Transaction, we entered into long-term time charter agreements for periods of up to 20 years in respect of ten of the vessels sold or contributed to Energos, the terms of which will commence upon the expiration of each vessel’s existing third-party charter.  As a result of this arrangement, when existing third-party charters expire between April 2023 and August 2027, those vessels will then be chartered to us by Energos for 20-year terms expiring between December 2027 and August 2042.

Set forth below are tables containing additional detail regarding each vessel in our operating segments:

Ships Segment:

Vessel Name	Vessel Type	Capacity (cubic meters of LNG)	Owner	Contract Type	Location
Golar Igloo	FSRU	170,000	Energos	Lease	The Netherlands

Vessel Name	Vessel Type	Capacity (cubic meters of LNG)	Owner	Contract Type	Location
Golar Celsius	LNGC / FSU	161,000	Energos	Lease	Various
Golar Penguin	LNGC / FSU	161,000	Energos	Lease	Various
Energos Eskimo	FSRU	161,000	Energos	Lease	Kingdom of Jordan
Golar Maria	LNGC / FSU	146,000	Energos	Lease	Various
Energos Winter	FSRU	138,000	Energos	Lease	Brazil
Methane Princess	LNGC / FSU	138,000	Energos	Lease	Various
Golar Mazo	LNGC / FSU	137,000	60% NFE / 40% CPC	Owned	Various
Nusantara Regas Satu	FSRU	125,000	Energos	Lease	Indonesia
Golar Spirit	FSRU	129,000	NFE	Owned	Various

Terminals and Infrastructure Segment:

Vessel Name	Vessel Type	Capacity (cubic meters of LNG)	Owner	Contract Type	Location
Orion sea	LNGC / FSU	174,000	JP Morgan	Lease	Various
Hoegh Gallant	FSRU	170,000	Hoegh LNG	Lease	Jamaica
NFE Grand	LNGC / FSU	146,000	Energos	Lease	Various
Energos Freeze	FSRU	126,000	Energos	Lease	Various
CNTIC Vpower Global	LNGC / FSU	28,000	CNTIC Vpower Holdings	Lease	Various
Coral Encanto	LNGC / FSU	30,000	Anthony Veder	Lease	Various
Avenir Accolade	LNGC / FSU	7,500	Avenir	Lease	Various
Coral Anthelia	LNGC / FSU	6,500	Anthony Veder	Lease	Various

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Development Projects, page 55

2.
We note that you have provided a brief description of various development projects under this heading and on pages 5 and 6 in your Business and Properties section. Please expand your discussion and analysis to provide further details regarding each project, as necessary to reflect the status of the project at the reporting date.

For example, include the estimated timeframe for completion, uncertainties regarding the timeframe, project feasibility, or ability to obtain financing, essential or key milestones, permitting or contracting requirements, and the estimated total and incremental project costs and the anticipated source of funds, while clarifying such needs on both a short-term and long-term basis, consistent with Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will expand its disclosures of our development projects beginning with our annual report on Form 10-K for the fiscal year ended December 31, 2022. Please see below for an illustrative disclosure to be included by the Company in future annual filings. The illustrative disclosure reflects proposed revisions to Our Development Projects and Liquidity and Capital Resources sections of Management Discussion & Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

PROPOSED DISCLOSURE: ($ amounts in thousands throughout)

Our Development Projects

Our projects currently under development include our development of a series of modular floating liquefaction facilities to provide a source of low-cost supply of LNG to customers around the world through our Fast LNG technologies (“FLNG”); our LNG terminal facility in Puerto Sandino, Nicaragua (“Puerto Sandino Facility”); our LNG terminal (“Barcarena Facility”) and power plant (“Barcarena Power Plant”) located in Pará, Brazil; and our LNG terminal (“Ireland Facility”) and power plant in Ireland. We are also in active discussions to develop projects in multiple regions around the world that may have significant demand for additional power, LNG and natural gas, although there can be no assurance that these discussions will result in additional contracts or that we will be able to achieve our target revenue or results of operations.

The design, development, construction and operation of our projects are highly regulated activities and subject to various approvals and permits. The process to obtain required permits, approvals and authorizations is complex, time-consuming, challenging and varies in each jurisdiction in which we operate. We obtain required permits, approvals and authorizations in due course in connection with each milestone for our projects.

We describe each of our current development projects below.

Fast LNG

We are currently developing multiple modular floating liquefaction facilities to provide a source of low-cost supply of LNG to customers around the world. We have designed and are constructing offshore liquefaction facilities for our growing customer base that we believe are both faster and more economical to construct than many traditional liquefication solutions. The “Fast LNG,” or “FLNG,” design pairs advancements in modular, midsize liquefaction technology with jack up rigs, semi-submersible rigs or similar marine floating infrastructure to enable a lower cost and faster deployment schedule than land-based alternatives. Semi-permanently moored floating storage unit(s) (FSUs) will provide LNG storage alongside the floating liquefaction infrastructure, which can be deployed anywhere there is abundant and stranded natural gas.

Our initial Fast LNG units are being constructed at the Kiewit Offshore Services shipyard near Corpus Christi, Texas. The Kiewit facility specializes in the fabrication and integration of offshore projects. In partnership with Kiewit, we believe we have established an efficient and repeatable process to reduce cost and time to build incremental liquefaction capacity. We expect to deploy our first Fast LNG unit in the first half of 2023, the second unit later in 2023, and additional units in 2024.

We plan to deploy several Fast LNG units at different locations around the world and describe our currently planned projects below.

Altamira

In the fourth quarter of 2022, we finalized short-form agreements with the Comisión Federal de Electricidad (“CFE”) to supply natural gas to our first FLNG facility located off the coast of Altamira, Tamaulipas,

Mexico.  These arrangements are subject to finalizing long-form definitive agreements and satisfying certain conditions precedent. We plan to deploy multiple 1.4 million tons per annum (“MTPA”) FLNG units that will utilize CFE’s existing firm pipeline transportation capacity on TC Energy’s Sur de Texas-Tuxpan Pipeline to deliver feedgas volumes to NFE. We expect to deploy our first FLNG unit to Altamira in 2023.

Louisiana

In addition, we plan to install an FLNG facility approximately 16 nautical miles off the southeast coast of Grand Isle, Louisiana.  We have filed applications with the U.S. Maritime Administration ("MARAD") and the U.S. Coast Guard to obtain our deepwater port license application for this facility. The facility will be capable of exporting up to approximately 145 billion cubic feet of natural gas per year, equivalent to approximately 2.8 MTPA of LNG.

Lakach

Also, in the fourth quarter of 2022, we finalized agreements with Petróleos Mexicanos (“Pemex”) to form a long-term strategic partnership to develop the Lakach deepwater natural gas field for Pemex to supply natural gas to Mexico's onshore domestic market and for NFE to produce LNG for export to global markets. NFE expects to invest in the continued development of the Lakach field over a two-year period by completing seven offshore wells and to deploy a 1.4 MTPA Fast LNG unit to liquefy the majority of the produced natural gas. Remaining natural gas and associated condensate volumes will be utilized by Pemex in Mexico's onshore domestic market.

Puerto Sandino Facility

We are developing an offshore facility consisting of an FSRU and associated infrastructure, including mooring and offshore pipelines, in Puerto Sandino, Nicaragua. We have entered into a 25-year PPA with Nicaragua’s electricity distribution companies, and we expect to utilize approximately 57,500 MMBtu of LNG per day to provide natural gas to the Puerto Sandino Power Plant in connection with the 25-year power purchase agreement. As part of our long-term partnership with the local utility, we are evaluating solutions to optimize power generation efficiency and allow for additional electrical capacity in a market that is underserved.  We expect to complete this optimization in 2024.

Barcarena Facility

The Barcarena Facility consists of an FSRU and associated infrastructure, including mooring and offshore and onshore pipelines. The Barcarena Facility is capable of processing up to 790,000 MMBtu per day and storing up to 170,000 cubic meters of LNG. The Barcarena Facility is expected to supply gas to third-party industrial and power customers as well as the Barcarena Power Plant, a new 605MW combined cycle thermal power plant to be located in Pará, Brazil,  which we own and which is supported by multiple 25-year power purchase agreements to supply electricity to the national electricity grid. The power project is scheduled to deliver power to nine committed offtakers for 25 years beginning in 2025. We substantially completed our Barcarena Facility in 2022 and expect to commence operations in 2023. We expect to complete the Barcarena Power Plant and to commence operations in 2025.

We have financed the development of the Barcarena Power Plant pursuant to a financing agreement. See “—Long-Term Debt and Preferred Stock.”

Santa Catarina Facility

The Santa Catarina Facility will be located on the southern coast of Brazil and will consist of an FSRU with a processing capacity of approximately 570,000 MMBtus per day and LNG storage capacity of up to 170,000 cubic meters. We are also developing a 33-kilometer, 20-inch pipeline that will connect the Santa Catarina Facility to the existing inland Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. (“TBG”) pipeline via an interconnection point in the municipality of Garuva. The Santa Catarina Facility and associated pipeline are expected to have a total addressable market of 15 million cubic meters per day. We expect to complete our Santa Catarina Facility and commence operations in 2023.

Ireland Facility

We intend to develop and operate an LNG facility and power plant on the Shannon Estuary, near Tarbert, Ireland. We are in the process of obtaining final planning permission from An Bord Pleanála (“ABP”) in Ireland.  While the specific timing for receiving the required permits is unknown, we have undertaken pre-development work that will allow us to complete the terminal in approximately 9-15 months after receiving the required permits.  We currently expect to begin operations in the first half of 2024.

Liquidity and Capital Resources

We believe we will have sufficient liquidity from proceeds from recent borrowings, access to additional capital sources and cash flow from operations to fund our capital expenditures and working capital needs for the next 12 months and the reasonably foreseeable future. We expect to fund our current operations and continued development of additional facilities through cash on hand, borrowings under our debt facilities, cash generated from certain sales and financing transactions and cash generated from operations. We may also opportunistically elect to generate additional liquidity through future debt or equity issuances and asset sales to fund developments and transactions. We have historically funded our developments through proceeds from our IPO, debt and equity financing, asset sales and cash from operations, including (capitalized terms defined in “—Long-Term Debt and Preferred Stock.” below):

•
In April 2021, we issued $1,500,000 of 2026 Notes; we also entered into the $200,000 Revolving Facility that has a term of approximately five years. In February and May 2022, we amended the Revolving Facility to increase the borrowing capacity by $115,000 and $125,000, respectively, for a total capacity under the Revolving Facility of $440,000.

•
In January 2022, we entered into an agreement for the issuance of the South Power 2029 Bonds secured by our CHP Facility. In 2022, we received proceeds of $221,824 from the issuance of South Power 2029 Bonds.

•
In August 2022, we completed the Energos Formation Transaction, receiving cash proceeds of approximately $1.85 billion. We used $882,450 of the proceeds for the repayment of the existing Vessel Term Loan and existing sale leaseback facilities.

•
Upon closing of the Sergipe Sale in the fourth quarter of 2022, we received proceeds of approximately $530,000, inclusive of approximately $20,000 of proceeds received from two foreign currency contingent, non-deliverable forwards that were entered into to manage foreign currency impacts of the sale.

•	To fund the construction of our Barcarena Power Plant, we borrowed approximately $200,000 in the third and fourth quarters of 2022 under the Barcarena Term Loan.

We have assumed total committed expenditures for all completed and existing projects to be approximately $                 , with approximately $                  having already been spent through December 31, 2022. This estimate represents the committed expenditures for our Fast LNG project, as well as committed expenditures necessary to complete the La Paz Facility, Puerto Sandino Facility, Barcarena Facility and Barcarena Power Plant. We expect fully completed Fast LNG units to cost between $800 million and $900 million per unit. Unlike engineering, procurement and construction agreements for traditional liquefaction construction, our contracts with vendors to construct the Fast LNG units allow us to closely control the timing of our spending and construction schedules so that we can complete each project in time frames to meet our business needs. Each Fast LNG completion is subject to permitting, various contractual terms, project feasibility, our decision to proceed and timing.  We carefully manage our contractual commitments, the related funding needs and our various sources of funding including cash on hand, cash flow from operations, and borrowings under existing and future debt facilities.

Recent Developments
Cargo Sales, page 56

3.
We note your disclosures under this heading and in subsequent interim reports explaining that during the second half of 2021 and during the interim periods of 2022, your sales of LNG cargos have had a significant impact on your results of operations, and that you have sourced the LNG cargos under supply contracts that were intended to satisfy requirements at your Montego Bay Facility, Old Harbour Facility, San Juan Facility, La Paz Facility and Puerto Sandino Facility over the next six years.

Please expand your discussion and analysis to address the following points.

•	Describe the implications of no longer having all of your forecasted LNG requirements covered by supply commitments.
•
Explain how you were able to divert deliveries of LNG under the supply agreements for sale rather than use, e.g. whether you advanced deliveries that were scheduled for later periods, or sold positions with the delivery dates unchanged.

•
Describe the extent to which quantities of LNG covered by the supply agreements are contractually designated for delivery in certain periods, and the circumstances under which you are able to shift scheduled deliveries within the six year period.

•
Describe your plans to either purchase LNG volumes in the market, or to enter into new supply agreements as a result of your cargo sales, in order to restore your position relative to the needs of your facilities.

•	Quantify the extent to which you have increased your exposure to variability in LNG and natural gas prices, in terms of the anticipated volumes and the periods in which they would need to be acquired.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the LNG cargo needs of our downstream Facilities are flexible and can fluctuate in the ordinary course of operations. When the LNG needs of a Facility decrease or the time frame for when LNG is needed change, we have the flexibility to sell a portion of our LNG supply in the market consistent with industry-standard arrangements. We have contracted sufficient supply under our current and future supply contracts to service our customers, and we intend to supplement this supply with our own liquefaction capacity when our first FLNG facility commences production, which we currently expect to occur in 2023. As such, the cargo sales do not impact our ability to supply our customers with LNG, and we continue to have firm supply commitments to cover all of our forecasted LNG requirements.

In response to the Staff’s comment, the Company will expand its disclosures as part of our Management Discussion & Analysis of Financial Condition and Results of Operations in our Form 10-K beginning with our annual report on Form 10-K for the fiscal year ended December 31, 2022. Please see below for an illustrative disclosure to be included by the Company in future annual filings. The illustrative disclosure reflects proposed revisions to the Cargo Sales section of Management Discussion & Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

PROPOSED DISCLOSURE:

Our LNG Supply and Cargo Sales

NFE provides reliable, affordable and clean energy supplies to customers around the world that we plan to satisfy through the following sources: 1) our current contractual supply commitments; 2) additional LNG supply contracts expected to commence in 2026; and 3) supply from our own Fast LNG production. We have secured commitments to purchase and receive physical delivery of LNG volumes for 100% of our expected committed volumes for each of our downstream terminals inclusive of our Montego Bay Facility, Old Harbour Facility, San Juan Facility, La Paz Facility, Puerto Sandino Facility, Barcarena Facility and Santa Catarina Facility. Additionally, we have binding contracts for LNG volumes from two separate U.S. LNG facilities, each with a 20-year term, that are expected to commence in 2026 and 2027. Finally, we plan to commence our own LNG production in 2023, when our first FLNG facility is expected to begin operation, and we plan to expand that capacity when additional units come online over the next two years.
Regarding pricing volatility, the majority of our LNG supply contracts are based on a natural gas-based index, Henry Hub, plus a contractual spread. We limit our exposure to fluctuations in natural gas prices as our pricing in contracts with customers is largely based on the Henry Hub index price plus a contractual spread. Additionally, with our own LNG production expected to commence in 2023, we plan to further mitigate our exposure to variability in LNG and natural gas prices.  Due to current market conditions, we expect that our revenue and results of operations will benefit in the near term from selling cargos into the elevated global LNG market. As FLNG facilities commence production, our long-term strategy is to sell substantially all cargos produced to customers on a long-term, take-or-pay basis through our downstream terminals.

4.
We note that you recently began reporting proceeds from LNG cargo sales as revenues in liquidating positions under your commodity purchase contract to benefit from recent increases in commodity prices relative to the contractual prices.

Please explain to us how you considered the definition of revenue in the FASB Master Glossary, i.e. inflows from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations, and the guidance in Rule 5-03.1, 7 and 9, in characterizing the proceeds as revenues.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in each of the transactions recorded as LNG cargo sales revenue, we sold and physically delivered LNG to our customer, a separate counterparty from our supplier. We received physical delivery of LNG from our supplier, and proceeds resulted from the sale of LNG to our customers as part of our ongoing major or central operations.  Therefore, LNG cargo sales do not represent a liquidation of our forward purchase position with our supplier.

To help interpret the reference to “ongoing major or central operations” within the FASB Master Glossary, we have reviewed the guidance in ASC 606. Revenue reported for LNG cargo sales were the result of transactions with third parties who would meet the definition of a customer under ASC 606. ASC 606-10-15-3 indicates that “a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration”. We describe our integrated LNG supply and delivery model on Page 3 of our Form 10-K as follows: “We supply LNG and natural gas to our power plants for operations and to our customers. We typically supply LNG and natural gas to our customers . . .  The contracts are a mixture of delivered and free on board (loaded) cargoes. In addition, we supply LNG and natural gas to our customers from open market purchases and LNG from our existing liquefaction and storage facility in Miami, Florida (the “Miami Facility”) and our own portfolio of long-term contracted supply agreement with third-party suppliers.”

LNG cargo sales represent the sale of our product as part of our ordinary activity in exchange for consideration irrespective of the size of the sales to our customers. As these transactions meet the definition of revenue under a contract with a customer under ASC 606 and represent a sale of our tangible product, LNG, we concluded that such transactions represent revenue generating activities and are presented as operating revenue in our consolidated statements of operations and comprehensive income (loss) as aligned with Rule 5-03.1.

5.
We note your disclosure on page 66 indicating that your commitments to purchase LNG and natural gas "are principally take-or-pay contracts, which require the purchase of minimum quantities of LNG and natural gas" and are designed to assure sources of supply not in excess of normal requirements, although on page 76 you appear to augment that disclosure in explaining that your supply arrangements also allow you to "participate in the opportunities created by market disruptions" as evidenced by multiple sales of committed cargos in the market during 2021 and the subsequent interim periods.

We note that you describe some derivative contracts on page F-18, and explain that these are accounted for at fair value unless the contracts qualify for the Normal Purchases and Normal Sales scope exception. However, you do not mention or explain how you are accounting for the LNG and natural gas purchase contracts in conjunction with this policy disclosure or in tabulating instruments that are subject to fair value accounting on page F-31. We see that you report purchase commitments amounting to $5.3 billion on page 65, which include these contracts along with obligations under engineering, procurement and construction agreements for which a notice to proceed has been issued.

Tell us how you have assessed the LNG and natural gas purchase contracts under FASB ASC 815 and whether you have relied upon the Normal Purchases and Normal Sales scope exception and compiled documentation in accordance with FASB ASC 815-10-15-37 and 38. If this is the case, please explain how your decision to engage in cargo sales has not jeopardized your previous accounting assessments, considering the guidance in FASB ASC 815-10-15-35 and 41, if this is your view.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our contracts for the physical purchase of LNG cannot be net settled under ASC 815-10-15-83(c). The terms of our LNG supply contracts neither explicitly permit nor require net settlement. We have evaluated and concluded that our LNG supply contracts cannot be settled through a market mechanism and the contracts are not readily convertible to cash under ASC 815-10-15-83(c). We monitor on a quarterly basis any changes to the volume of activity at our delivery locations under our LNG supply contracts that would cause our LNG supply contracts to meet the net settlement criteria under ASC 815-10-83(c). Therefore, such contracts do not meet the definition of a derivative. Our policy on page F-18 indicates our election and contemporaneous documentation of the election of the Normal Purchase Normal Sales scope exception should our physical LNG supply contracts meet the definition of a derivative. As contracts for the purchase of LNG do not meet the definition of a derivative, the Normal Purchase Normal Sales scope exception under ASC 815 is currently not applicable to LNG supply contracts.

Results of Operations, page 58

6.
We note your disclosure on page 60 explaining that Cost of sales for the Terminals and Infrastructure operating segment includes costs to procure feedgas or LNG, shipping and logistics costs to deliver LNG or natural gas to your facilities, and costs to convert natural gas to LNG, including labor, depreciation and other direct costs to operate your Miami Facility; and you report Cost of sales of zero for your Ships operating segment.

Given the composition of your Segment Operating Margin, as illustrated on pages 58, F-53 and F-54, in comparison to the details on pages F-6 and F-8, it appears that a significant portion of depreciation and amortization expense has been excluded from your Cost of sales and Segment Operating Margin measures.

Unless you are able to demonstrate why depreciation and amortization associated with all of the facilities and ships utilized in your revenue generating operations would not be attributable to Cost of sales to comply with GAAP, it appears that you would need to revise your financial presentation to either include the applicable amounts or to provide the parenthetical labeling indicated in SAB Topic 11:B.

However, if you retain the Cost of sales measures as currently presented, it appears that your consolidated operating margin would be considered a non-GAAP measure for which you would also need to provide the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable GAAP measure, which we would view as gross margin in accordance with GAAP.

Please advise us of your position with respect to the observations outlined above and the revisions that you propose to address these concerns.

Response: In response to the Staff’s comment, the Company will provide additional disclosure of our reconciliation of Operating Margin to Gross Margin within our Management Discussion & Analysis of Financial Condition and Results of Operations in our Form 10-K beginning with our annual report on Form 10-K for the fiscal year ended December 31, 2022. Please see below for an illustrative disclosure to be included by the Company in future filings, including the reconciliation to Gross margin shown below for the fiscal year ended December 31, 2021. The illustrative disclosure reflects proposed revisions to Results of Operations of Management Discussion & Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

We also will provide additional disclosure on the face of our consolidated statements of operations and comprehensive income (loss) to indicate the “Cost of sales” captions is exclusive of Depreciation and amortization shown separately. The line item will reflect this exclusion as follows: “Cost of sales (exclusive of depreciation and amortization shown separately below)” in accordance with SAB Topic 11.B, Depreciation And Depletion Excluded From Cost Of Sales (codified in ASC 220-10-S99-8).

PROPOSED DISCLOSURE:

Results of Operations – Year Ended December 31, 2022 compared to Year Ended December 31, 2021 (in thousands)

Performance of our two segments, Terminals and Infrastructure and Ships, is evaluated based on Segment Operating Margin. Segment Operating Margin reconciles to Consolidated Segment Operating Margin as reflected below, which is a non-GAAP measure. We reconcile Consolidated Segment Operating Margin to GAAP Gross margin, inclusive of depreciation and amortization. Consolidated Segment Operating Margin is mathematically equivalent to Revenue minus Cost of sales (excluding depreciation and amortization reflected separately) minus Operations and maintenance minus Vessel operating expenses, each as reported in our financial statements. We believe this non-GAAP measure, as we have defined it, offers a useful supplemental measure of the overall performance of our operating assets in evaluating our profitability in a manner that is consistent with metrics used for management’s evaluation of the overall performance of our operating assets.

Consolidated Segment Operating Margin is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to Gross margin, income/(loss) from operations, net income/(loss), cash flow from operating activities or any other measure of performance or liquidity derived in accordance with GAAP.  As Consolidated Segment Operating Margin measures our financial performance based on operational factors that management can impact in the short-term, items beyond the control of management in the short term, such as depreciation and amortization are excluded. As a result, this supplemental metric affords management the ability to make decisions to facilitate measuring and achieving optimal financial performance of our current operations overall. The principal limitation of this non-GAAP measure is that it excludes significant expenses and income that are required by GAAP. A reconciliation is provided for the non-GAAP financial measure to the most directly comparable GAAP measure, Gross margin. Investors are encouraged to review the related GAAP financial measures and the reconciliation of the non-GAAP financial measure to our Gross margin, and not to rely on any single financial measure to evaluate our business.

The tables below present our segment information for the years ended December 31, 2021:

Year Ended December 31, 2021
(in thousands of $)	Terminals and Infrastructure⁽2⁾	Ships⁽3⁾	Total Segment	Consolidation and Other⁽4⁾	Consolidated
Statement of operations:
Total revenues	$ 1,366,142	$ 329,608	$ 1,695,750	$ (372,940)	$ 1,322,810
Cost of sales (exclusive of depreciation and amortization shown separately below)	789,069	—	789,069	(173,059)	616,010
Vessel operating expenses (1)	3,442	64,385	67,827	(16,150)	51,677
Operations and maintenance (1)	92,424	—	92,424	(19,108)	73,316
Segment Operating Margin	$ 481,207	$ 265,223	$ 746,430	$ (164,623)	$ 581,807

Year Ended December 31, 2021
(in thousands of $)	Consolidated
Gross margin (GAAP)	$ 549,431
Depreciation and amortization	32,376
Consolidated Segment Operating Margin (Non-GAAP)	$ 581,807

(1)
Operations and maintenance and Vessel operating expenses are directly attributable to revenue-producing activities of our terminals and vessels and are included in the calculation of Gross margin as defined under US GAAP.

Please contact Yunyoung Shin, Chief Accounting Officer, at (516) 268-7381, Cameron MacDougall, General Counsel, at (212) 479-1522, or me at (516) 268-7406 if you have questions regarding our responses or related matters

Very truly yours,
/s/ Christopher Guinta
Christopher Guinta
Chief Financial Officer

cc:	Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP